ROPES & GRAY LLP

PRUDENTIAL TOWER

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June 30, 2020 BY EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	George Baxter T +1 617 951 7748 George.Baxter@ropesgray.com

Re:	GMO Series Trust (the “Trust”) (File Nos. 333-174627 and 811-22564)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T is Post-Effective Amendment No. 47 to the Trust’s Registration Statement under the Securities Act and Amendment No. 49 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 47/49”), including: (i) a GMO Series Trust Prospectus and Statement of Additional Information (relating to all active series of the Trust) and (ii) other information, the signature page, and exhibits.

This Amendment No. 47/49 is being filed in connection with the Trust’s annual update of its Registration Statement for all active series of the Trust and for the purpose of (i) implementing comments provided to us by Samantha Brutlag, the Trust’s SEC staff reviewer with respect to Post-Effective Amendment No. 46 to the Trust’s Registration Statement under the Securities Act and Amendment No. 48 to the Trust’s Registration Statement under the 1940 Act, filed on May 1, 2020 pursuant to Rule 485(a)(1) of the Securities Act, and (ii) making changes permitted to be made under Rule 485(b) of the Securities Act, including non-material changes which the Trust deems appropriate to the Amendments. Pursuant to the provisions of Rule 485(b) under the Securities Act, it is intended that this Amendment No. 47/49 become effective on June 30, 2020.

We have assisted the Trust in the preparation of this Amendment No. 47/49 and believe that this Amendment No. 47/49 does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act.

Very truly yours,

/s/ George Baxter
George Baxter

Enclosures

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.
Sarah Clinton, Esq.